EXHIBIT 21

LIST OF SUBSIDIARIES

The Company had the following subsidiaries as of the date of this report:

NAME		INCORPORATED
1.	Seacoast National Bank	United States
2.	South Branch Building, Inc.	Florida
3.	TC Property Venture, LLC	Florida
4.	SBCF Capital Trust I	Delaware
5.	SBCF Statutory Trust II	Connecticut
6.	SBCF Statutory Trust III	Delaware
7.	BankFIRST (FL) Statutory Trust I	Connecticut
8.	BankFIRST (FL) Statutory Trust II	Delaware
9.	The BANKshares Capital Trust I	Delaware
10.	Grand Bankshares Capital Trust I	Delaware
11.	Syracuse Holdings, Inc.	Delaware
12.	Seacoast Insurance Services, Inc.	Florida
13.	Seacoast Real Estate Investment Trust, Inc,	Florida
14.	TC Property Venture II, LLC	Florida
15.	SB Park Venture, LLC	Florida